January 28, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonnet BioTherapeutics Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-284408)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 4:30 p.m., Eastern Time, on January 30, 2025, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at 973-597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

SONNET BIOTHERAPEUTICS HOLDINGS, INC.

By:	/s/ Pankaj Mohan
Name:	Pankaj Mohan
Title:	Chief Executive Officer